Item 77E         First Investors Equity Funds

The Blue Chip and Value Funds have received notice that they may be putative members of the proposed defendant class of shareholders in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware on November 1, 2010, by the Official Committee of Unsecured Creditors of the Tribune Company (the "Committee"). The Committee is seeking to recover some or all payments made to beneficial owners of common stock in connection with a leveraged buyout of the Tribune
Company, including those made in connection with a 2007 tender offer into which the Blue Chip and Value Funds tendered their shares of common stock of the Tribune Company. The amount sought from the Blue Chip and Value Funds, excluding interest and court costs, are up to $790,772 and $1,526,566, representing 0.23% and 0.47% of net assets, respectively, as of September 30, 2011. In addition, on June 2, 2011, the Blue Chip and
Value Funds were named as defendants in an adversary proceeding brought in connection with the Tribune Company's leveraged buyout by Deutsche
Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust
Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for PHONES Notes (together, the "Plaintiffs") in the Supreme Court of the State of New York. The Plaintiffs also seek to recover payments of the proceeds of the leveraged buyout. The extent of the Funds' potential liabilities in any such action have not been determined. The Funds have been advised by counsel that the Funds could be held liable to return all or part of the proceeds received in any of these actions, even though the Funds had no knowledge of, or participation in, any misconduct. The Blue Chip and Value Funds cannot predict the outcome of these proceedings, and thus have not accrued any of the amounts sought in the various actions in their financial statements.